March 31, 2010

By EDGAR Transmission and by Courier

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S.  Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Subaye, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 29, 2009 Form 10-Q for the Quarter Ended December 31, 2009 Filed February 16, 2010 File No. 333-62236

On behalf of Subaye, Inc.  (“Subaye” or the “Company”), as counsel for the Company, we hereby submit Subaye’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 9, 2010, regarding the above referenced filings.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Subaye.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 8.  Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

General

1.	Please tell us how you considered ASC 235-10-50 with respect to disclosures regarding your accounting policy for website development costs.

Response

Subaye does not develop its own websites. Every website Subaye owns or is in this process of developing has been, or will be, acquired from third parties. The Company understands this disclosure should be provided within its financial statements and will provide this disclosure on a going forward basis in all of its quarterly and annual reports.

Subaye, Inc.
March 31 2010

Revenue Recognition

Online Membership Services – SaaS, page F-8

2.
We note your disclosure that you provide your online membership services application as a service and that you follow the provisions of ASC 985-605.  Please clarify whether these services fall within the scope of ASC 985-605.  In this regard, clarify whether your customers have the right to take possession or delivery of the software during the arrangement term without significant penalty or added cost and have the ability to run the software on their or another unrelated party’s hardware.  Refer to ASC 985-605-55-121 through 124.

Response

ASC 985-605-55-121 states that if a company’s customers have no ability to take possession of software provided to them by the company, the provision of the company’s software does not fall within ASC 985-605. Subaye’s customers have no ability to take possession of the software provided to them by Subaye, so ASC 985-605 is not applicable.  Subaye’s management believes the provision of its software falls within the scope of ASC 605-30. All software is hosted on Subaye’s server platform in Guangzhou, China, and is only capable of being run on the Company’s platform, which was installed in 2008 and is based on a configuration of software and servers provided by Dell Computer. The Company will properly disclose the relevant accounting guidance in its quarterly and annual reports.

3.
We further note that subsequent to entering into initial SaaS contracts with your customers with 30 day payment terms, you negotiated flexibility by providing 90 day payment terms.  Since you disclose that you have limited collection history with SaaS customers, tell us how the provision for 90 day payment terms affects revenue recognition and describe how you determined that collectability is probable.  Additionally, we note that your accounts receivable balance increased by approximately 50% during the year ended September 30, 2009.  Please tell us how much of your accounts receivable balance relates to SaaS revenues.

Response

Since November 1, 2008 and through December 31, 2009, Subaye has billed its SaaS customers a total of $6.0 million and has collected receipts from its SaaS customers totaling $4.1 million. In the first few months of operations, collections were slow and the Company closely monitored the collections from these new SaaS customers. However, the Company collected all receivables and has since had very strong results from its collections efforts. In the past several quarters of operations, Subaye’s accounts receivable average days outstanding figure has been approximately 90 days. This average days outstanding figure is consistent with the Company’s expectations and is consistent with historical norms for the Company, which, until this month, has operated exclusively in Guangdong Province, China. As a result of these factors, the Company determined collection of its accounts receivable as of September 30, 2009 was probable. Subaye has never considered its collection rate with regard to the SaaS customers to be of a critical status such that it would impact the Company’s belief that accounts receivable collection was not probable. The accounts receivable associated with the SaaS customers totaled $2.5 million as of September 30, 2009, which was approximately 15.8% of total accounts receivable. The Company notes that the entire balance has since been collected. The Company will work to revise its disclosures with regard to its SaaS accounts receivable and will include those disclosures on a going forward basis in its quarterly and annual reports.

Subaye, Inc.
March 31 2010

4.
We note that you recognize revenue related to the licensing of your entertainment media copyrights, in which you earn royalties, in accordance with ASC 926.  We also note that you sell your copyrights when you believe the copyrights do not have an immediate or significant future benefit to the Company and that the proceeds from the sales of copyrights are classified as revenue.  Based on your disclosure, it is unclear to us why the sales of your copyrights were not considered sales of long-lived assets.  Please provide us with the following:

•
Your disclosure that your plans are to continue to sell off assets you do not consider to have an immediate or significant future benefit to the Company, your disclosure on page F-18 that your copyrights are being held for investment purposes, and your disclosure on page F-19 that your copyrights are reviewed annually for impairment suggest that these are sales of long-lived assets.  Explain why you believe this disclosure supports your accounting for the sale of your copyrights as revenue.

•
Your business overview disclosure on page 3 and your risk factor disclosures beginning on page 7 do not provide a reader any insight into your business or management’s plans for selling your copyrights outright.  Please tell us how you considered significantly revising your business overview and risk factor sections to provide disclosure regarding your business of selling your copyrights and the risks involved.

•	Tell us how you record the sale of copyrights, including what amounts are included in revenue and cost of revenue.

Response

The Financial Accounting Standards Board (“FASB”) provides the most current authoritative definition of revenues and gains. The FASB’s Concepts Statement No. 6, Elements of Financial Statements, defines revenues and gains as follows:

a.
 Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

b.
 Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.

On October 24, 2005, the FASB and the International Accounting Standards Board (“IASB”) held their most recent joint meeting to review the definition of revenues. The proposed definition of revenues discussed at this meeting but not ratified was as follows:

“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from the entity’s production, sale, and delivery of products (goods and services) to customers.”

Furthermore, the FASB proposed that the term “customer” is an entity that purchases the reporting entity’s products. The FASB also proposed that the term “products” in the foregoing definition be replaced with the following: “goods, services, or other rights.” Goods, services or other rights are further defined as items, tangible or intangible, that are produced or purchased by the reporting entity for the purpose of sale or resale.

The Company believes the sales of its copyrights constitute a significant portion of its ongoing business operations. The sales or “trading” of copyrights is a recurring business operation and is a main focus of Subaye’s management team. When Subaye sells a copyright, it is absolutely not an incidental transaction. The Company has a strong customer base. Several of these customers routinely review Subaye’s copyright holdings and make proposals to purchase the copyrights. Since 2006, the Company has entered into 15 contracts to purchase copyright licenses and has entered into 10 contracts to sell the copyright licenses. The Company’s disclosure to sell off assets it does not consider to have an “immediate or significant benefit” to the Company is consistent with its short-term plans to license the Company’s copyrights if possible, and its primary plans, which are to trade the copyrights. Though in hindsight, the wording of the disclosure is potentially unclear as there is significant benefit in these copyrights when the Company attempts to sell them, as evidenced by its success in selling these copyrights for a profit in the past several years. In future quarterly and annual reports, the Company will revise this disclosure to omit this characterization of the value these copyrights hold. The Company believes both types of transactions, licensing and trading, will allow it to generate profits, and both types of transactions constitute ongoing business operations which the Company believes it has shown over the course of the prior three years of operations to be profitable in almost every case and at times very profitable.

Subaye, Inc.
March 31 2010

On page F-18 of Subaye’s Annual Report on Form 10-K (“Form 10-K”), the Company discloses that some of its copyrights are being held for investment purposes. The Company researched the accounting treatment of its copyrights when the current Chief Financial Officer was hired in October 2007, which coincided with the approximate time the Company began its copyright licensing and trading operations. In all cases, the Company is intent on eventually trading the copyright and generating profit from the trade. Licensing revenues are of secondary concern and are by no means the primary reason for acquiring the copyright. The Company believes its management team has unique insight into the growth of the Chinese entertainment industry. Additionally, the Company believes the management team’s contacts within the entertainment industry in Hong Kong, mainland China and Taiwan are significant and allow the Company to achieve a profit on its copyright trading operations when the individuals or entities from whom the Company purchases the copyrights do not benefit from the same contacts.

On page F-19 of the Form 10-K, Subaye discloses that some of its copyrights are being reviewed for impairment purposes. The Company believes it is obligated to review all of its assets as of the end of each reporting period, at a minimum, in order to determine if any of its assets are over-valued or subject to potential loss of value in the near future. The Company describes this as an impairment review, which the Company agrees is normally associated with long-lived assets. In future reporting periods, Subaye will clarify this statement to explain that it reviews all of its assets for potential loss of value.

The business summary on Page 3 of the Form 10-K does provide certain disclosures of Subaye’s business plans with regard to the trading of copyrights. The following are excerpts from Page 3 and Page 6 of the Form 10-K, respectively:

“Subaye utilizes its experience and contacts within the entertainment media industry in Asia to produce and place advertisements on behalf of its customers. Subaye’s management also routinely invests the Company’s funds in entertainment productions in Asia. Typically, these investments consist of the purchase of the full or partial copyrights to an entertainment production. On December 22, 2009, “Dayoucun,” the Company’s third significant Asian motion picture investment was released in Taiwan, Hong Kong and throughout mainland China in over 1,000 theaters. The Company invested in “The Pye-Dog” and “Big Movie,” both of which are motion pictures previously released in Asia in 2007 and 2005, respectively. In 2010, Subaye expects several of its motion picture investments to generate significant revenues.”

“According to the Associated Press and China Daily, motion picture box office receipts in mainland China reached $629,000 thousand in 2008, an increase of 30.5% over the receipts for 2007. China currently restricts the nationwide release of foreign motion pictures such that only 20 foreign motion pictures can be released in China during a year. Approximately 40% of the motion picture box office receipts were generated by foreign motion pictures released nationwide in China. We feel China’s current policy within the entertainment industry along with the population in China provides our partners with a tremendous opportunity to produce profitable motion pictures in the coming years. We do not believe China’s policy with regard to the entertainment industry will change in the coming years. It is our intention to utilize the assets and contacts we currently have in order to participate and profit from the growth of the entertainment industry in China. We expect to profit from our direct investment in copyrights to Chinese entertainment assets, and will also continue to produce advertisements and develop marketing plans for customers who are searching for advertising and marketing opportunities in the entertainment media industry in China.”

Subaye, Inc.
March 31 2010

The Company believes its disclosure with regard to the first risk factor listed on Page 7 of the Form 10-K, which discusses its limited operating history, applies to the copyright licensing and trading business. However, the Company agrees that an expanded business summary regarding the trading and licensing of copyrights and additional risk factors should be provided.  The Company will ensure these additional risk factors are included in future filings.

When the Company completes a sale of a copyright and the rights to the copyright have been transferred by the execution of a formal contractual agreement, the Company records the gross sales price paid by the individual or entity that has purchased the copyright as revenues. The value recorded in costs of sales is the adjusted cost basis of the copyright as of the date of the sale. The adjusted cost basis is the Company’s original cost basis in the copyright, adjusted for any amortization recorded against the cost basis of the copyright if the Company had been able to license the copyright previously whereby it was associated with a revenue-producing licensing agreement during the time period that the Company held the copyright.

Item 9A(T).  Controls and Procedures, page 28

5.
We note that your evaluation of disclosure controls and procedures was completed as of a date within 90 days of filing the annual report.  Tell us what consideration you have given to Item 307 of Regulation S-K which requires that the evaluation be done as of the end of the period covered by the annual or quarterly report.

Response

The evaluation of disclosure controls and procedures was completed as of the end of the fiscal year.  The disclosure erroneously stated that the evaluation was completed as of a date within 90 days of the filing of the annual report.  The Company notes the error and will make the proper disclosure in future filings.

Form 10-Q for the Quarter Ended December 31, 2009

Item 1.  Condensed Consolidated Financial Statements

Note 10 – Noncontrolling Interest, page F-12

6.
We note you determined that the value of the consideration given your shares was equal to $10.6 million, which represents the historical cost basis of the Subaye.com net assets.  Please tell us how you determined that $10.6 million was the fair value of the 3.4 million shares issued given that you completed several stock based transactions on November 9, 2009 with a share price of $12.12.

Response

ASC 805-50-15-6 provides the accounting guidance the Company relied upon with regard to this transaction. Common control transactions are transfers and exchanges between entities that are under the control of the same parent or are transactions in which all of the combining entities are controlled by the same party or parties before and after the transaction. Subaye, Inc. and Subaye.com, Inc. were under the control of the Company’s current management team prior to and subsequent to Subaye, Inc.’s acquisition of the minority interest of Subaye.com, Inc. As a result, the acquisition of the minority interest ownership units of Subaye.com, Inc., and the issuance of the approximately 3.4 million common shares of Subaye, Inc. was accounted for at historical cost, or the carryover basis of the Subaye.com, Inc. net assets. The fair market value of the common shares was not considered to be $10.6 million. No gain or loss was recorded as a result of the transaction.

Subaye, Inc.
March 31 2010

7.
We refer to your disclosure in a press release included in your Form 8-K filed November 10, 2009 which discloses management’s belief that the share exchange resolves uncertainty of future business decisions being blocked or delayed by the individuals who controlled the minority interest of Subaye.com.  Please describe your basis for this belief given that the third party shareholders of Subaye.com own approximately 51% of your outstanding shares as of December 31, 2009.

Response

Prior to the acquisition of the minority interest of Subaye.com, Inc., certain minority interest shareholders of Subaye.com, Inc. demanded as a group that Subaye, Inc. consummate a transaction to either (1) sell the assets of Subaye.com, Inc., (2) list Subaye.com, Inc. on an international stock exchange, or (3) issue a substantial number of shares of Subaye, Inc., to the Subaye.com, Inc. shareholders in exchange for their ownership interests. The Company’s management did not believe selling the assets would result in the most significant return for its shareholders, and management had already attempted but failed to list Subaye.com, Inc. on an international stock exchange by filing a registration statement for Subaye.com, Inc. in April 2008. Management therefore elected to acquire the minority interest of Subaye.com, Inc. in exchange for shares of Subaye, Inc. As a result of this transaction, the interests of the shareholders of Subaye, Inc., including those of the former shareholders of Subaye.com, Inc., are aligned and the Company can move forward with its plans for expansion. Management continues to believe that the assets of Subaye.com, Inc. represent the significant value in the shares of Subaye. Inc.

Item 4T.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

8.
We note your disclosure which states that management has identified three material weaknesses which have caused management to conclude that disclosure controls and procedures were not effective.  However, it appears that your disclosure omits the identification of these material weaknesses.  Please tell us in detail what these material weaknesses relate to and amend your Form 10-Q to disclose these material weaknesses.

Response

The Company will provide the following amended disclosure in the Evaluation of Disclosure Controls and Procedures section:

“Management has identified three material weaknesses which have caused management to conclude that, as of December 31, 2009, our disclosure controls and procedures were not effective, including (i) the number of audit adjustments recorded for the fiscal year ended September 30, 2009 and 2008, (ii) a lack of segregation of duties, and (iii) weaknesses related to document control.”

The Company plans to file an amended 10-Q upon clearance of all comments with the SEC.

Exhibits 31.1 and 31.2

9.
We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K, including replacing the language “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d).  In conjunction with the amendment requested above, please include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Subaye, Inc.
March 31 2010

Response

The Company will revise its certifications in the amendment to the Quarterly Report on Form 10-Q to reflect the exact requirements outlined in Item 601(B)(31)(i) of Regulation S-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin